Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-194030) and related Prospectus of Berry Plastics Group, Inc. for the registration of common stock, preferred stock and the guarantees of debt securities and to the incorporation by reference therein of our report dated November 24, 2014, with respect to the consolidated financial statements of Berry Plastics Group, Inc., and the effectiveness of internal control over financial reporting of Berry Plastics Group, Inc. included in its Annual Report (Form 10-K/A) for the year ended September 27, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Indianapolis, Indiana

May 19, 2015